

August 9, 2010

David M. Young
Senior Vice President and
Chief Financial Officer
TESSCO Technologies Incorporated
11126 McCormick Road
Hunt Valley, Maryland 21031

> **Re: TESSCO Technologies Incorporated**
> **Form 10-K for the fiscal year ended March 29, 2009**
> **Filed May 27, 2009**
> **Form 10-K for the fiscal year ended March 28, 2010**
> **Filed May 27, 2010**
> **File No. 1-33938**

Dear Mr. Young:

We have reviewed your filings and your response dated July 16, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended March 29, 2009
Item 1. Business, page 3

1.   Please provide us with your agreement with Motorola, Inc. and your agreement with AT&T Mobility. We may have further comments to our prior comment 1.

Form 10-K for fiscal year ended March 28, 2010
Item 1. Business, page 3

2.   Please provide us with your agreement with AT&T Mobility. We may have further comments to our prior comment 2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Allicia Lam at (202) 551-3316 or Daniel Morris, Special Counsel, at (202) 551-3314 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

CC (by facsimile):   Douglas M. Fox – Ballard Spahr LLP